                      ELECTRONIC DATA SYSTEMS CORPORATION

                        EDS DEFERRED COMPENSATION PLAN



                                   FORM 11-K
                                 ANNUAL REPORT
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                        FILED PURSUANT TO SECTION 15(d)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549-1004
                                   FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the fiscal year ended December 31, 1995
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number 1-11779
                       -------


                        EDS DEFERRED COMPENSATION PLAN
                        ------------------------------
                           (Full title of the plan)


                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                            Plano, Texas 75024-3105
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                   the plan and the address of its principal
                              executive offices)


Registrant's telephone number, including area code (214)604-6000



      Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                        H. Paulett Eberhart
                                        Chief Accounting Officer
                                        Electronic Data Systems Corporation
                                        5400 Legacy Drive
                                        Plano, Texas 75024-3105

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                 Page No.
     -----------------------------------------------                 --------

     EDS Deferred Compensation Plan:
         Independent Auditors' Report.................................      3
         Basic Financial Statements:
             Statements of Net Assets Available for Benefits,
                December 31, 1995 and 1994............................      4
             Statements of Changes in Net Assets Available for
                Benefits for the Years Ended December 31,
                1995 and 1994.........................................      5
             Notes to Financial Statements, December 31,
                1995 and 1994.........................................      6
         Supplemental schedules:
             Line 27(a)-Schedule of Assets Held for
                Investment Purposes, December 31, 1995................     15
             Line 27(d)-Schedule of Reportable Transactions
                for the Year Ended December 31, 1995..................     17

     Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)  EXHIBIT
     -------

     Exhibit 23     Consent of Independent Auditors...................     19


                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Deferred Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          EDS DEFERRED COMPENSATION PLAN
                                          ------------------------------
                                                  (Name of plan)


                                          Electronic Data Systems Corporation
                                          Plan Administrator

Date    June 28, 1996                     By
        -------------

                                           s/ Lester M. Alberthal, Jr.
                                          ----------------------------
                                          (Lester M. Alberthal, Jr.,
                                          Chairman of the Board
                                          and Chief Executive Officer)

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Trustees
EDS Deferred Compensation Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                             KPMG Peat Marwick LLP


Dallas, Texas
May 31, 1996, except for note 7
 which is as of June 7, 1996

                         EDS DEFERRED COMPENSATION PLAN
                Statements of Net Assets Available for Benefits
                           December 31, 1995 and 1994



Assets:                                               1995           1994
                                                 --------------  ---------------
Investments (Note 4):
     Income Fund, primarily at contract value
         (cost, 1995 - $212,107,338
                1994 - $200,430,721)               $212,107,338     $200,430,721
     Executive Life Fund, at contract value
         (cost, 1995 - $9,639,617
                1994 - $9,639,617)                    9,639,617        9,639,617
     GM Class E Stock Fund, at fair value
         (cost, 1995 - $204,271,128
                1994 - $146,435,039)                369,323,652      235,048,771
     Vanguard Wellington Fund, at fair value
         (cost, 1995 - $218,913,526
                1994 - $179,545,217)                268,949,863      182,701,125
     Vanguard U.S. Growth Portfolio, at fair value
         (cost, 1995 - $64,687,595
                1994 - $33,907,306)                  78,837,077       35,086,396
     Vanguard International Growth Portfolio,
         at fair value
         (cost, 1995 - $60,321,752
                1994 - $53,273,034                   68,723,890       56,298,491
     Vanguard Quantitative Portfolios, at fair value
         (cost, 1995 - $57,824,780
                1994 - $37,322,130)                  66,606,017       35,487,178
     Vanguard Explorer Fund, at fair value
         (cost, 1995 - $9,136,925
                1994 - $0)                            9,115,455               --
    Vanguard Bond Index Fund, at fair value
         (cost, 1995 - $2,038,782
                1994 - $0)                            2,088,611               --
     Vanguard Money Market
         Reserves-Prime Portfolio, at fair value
         (cost, 1995 - $44,487,074
                1994 - $43,400,377)                  44,487,074       43,400,377
     Mcorp Stock Fund, at fair value
         (cost, 1994 - $705,054)                             --            3,984
     Loan Fund, at unpaid principal
         balance, which approximates fair value      50,487,025       42,197,276
                                                 --------------   --------------
Net assets available for benefits                $1,180,365,619     $840,293,936
                                                 ==============   ==============


See accompanying Notes to Financial Statements.

                         EDS DEFERRED COMPENSATION PLAN
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1995 and 1994

                                                     1995            1994
                                                --------------  ---------------
Additions to net assets attributed to:
     Investment income:
         Net appreciation in fair value
          of investments
               (Note 4)                         $  174,941,891  $    44,151,120
         Interest                                   19,497,172       15,632,256
         Dividends                                  25,637,508       13,610,325
                                                --------------  ---------------

               Total                               220,076,571       73,393,701

     Contributions - employees                     153,469,319      117,825,009
     Net assets transferred from other
      plans (Note 1)                                 3,945,109       22,979,482
                                                --------------  ---------------
               Total additions                     377,490,999      214,198,192
Deductions from net assets attributed
 to withdrawals                                    (37,419,316)     (36,440,447)
                                                --------------  ---------------

               Net increase                        340,071,683      177,757,745
Net assets available for benefits at:
     Beginning of year                             840,293,936      662,536,191
                                                --------------  ---------------

     End of year                                $1,180,365,619  $   840,293,936
                                                ==============  ===============

See accompanying Notes to Financial Statements.

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements
                           December 31, 1995 and 1994

1.  Description of Plan
    -------------------

  The EDS Deferred Compensation Plan (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS", "the Company", and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries which participate in the Plan. As a result of the acquisition of EDS by General Motors Corporation (GM) on October 18, 1984, the Plan was amended primarily to allow the Plan to invest in GM Class E common stock, $0.10 par value. The following description of the Plan reflects all Plan amendments and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

  General - The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of the first hour of service with the Employer.

  During the second quarter of 1994, EDS entered into a contract with Xerox Corporation (Xerox) whereby the data processing employees of Xerox became EDS employees and became eligible to participate in the Plan. As a result, net assets of $18,343,941 were transferred to the Plan in 1994. In 1995, additional employees were transitioned from Xerox to EDS and net assets of $1,588,883 were transferred to the Plan. Additional net transfers totalling $2,356,226 took place during 1995. For financial statement purposes, the fair market values of the assets transferred from or to the plans are reflected at fair value at the dates of transfer.

  Effective March 28, 1991, The Vanguard Fiduciary Trust Company (Vanguard) became asset custodian and record-keeper for the EDS Deferred Compensation Plan. Effective May 1, 1991, Vanguard became trustee of the Plan. The Plan's investment activities are managed by the Vanguard Group of Investment Companies. The Plan's Investment Committee has approval and oversight responsibilities for the investment process.

  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code (IRC), as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan allows for eleven investment funds, nine of which are available for participant investment: the Income Fund, which is a fixed income fund; the GM Class E Stock Fund, which consists of GM Class E common stock and a small amount of cash invested in a money market account; the Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund; the Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund; the Vanguard Quantitative Portfolios (Vanguard Quantitative), a growth and income stock mutual fund; the Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth stock mutual fund; the Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies; the Vanguard Explorer Fund, an aggressive growth stock fund; and the Vanguard Bond Index Fund, which is an intermediate-term bond fund. In addition, the Plan held other investments in 1994 which were transferred to the EDS Deferred Compensation Plan from the Mtech Plans on December 31, 1988. During 1991, the guaranteed annuity contract with Executive Life was accounted for as its own investment fund, hereafter referred to as the Executive Life Fund (see Note 4).

  All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

  In order to preserve any protected benefits, rights or features under any plans which are merged into the EDS Deferred Compensation Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit, right or feature protected under IRC Section 411 (d)
(6).

  Contributions - Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and twenty percent of their total compensation subject to: (1) a maximum annual contribution of $9,240 in both 1995 and 1994, (2) a maximum annual eligible compensation of $150,000 per participant beginning January 1, 1994, and (3) limitations imposed to ensure a fair mix of participation among employees (elective contributions). The total annual additions to a participant's individual account may not exceed the lesser of $30,000 or 25 percent of the participant's total compensation as defined in the Plan. Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. An individual participant's annual additions are further limited by amounts credited to the participant under other Company employee benefit plans.

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements


  Effective January 1, 1991, a participant may elect, up to four times annually, to change his/her designated percentage of pay withheld.

  Withdrawals - A participant may request a withdrawal of all or a portion of the amount of accumulated voluntary contributions in cases of hardship. Once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator, a participant may then withdraw an amount equal to but not in excess of the expense of the hardship per requirements of the IRC (the "Hardship Withdrawal"). In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need. Participants age 59 1/2 or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

  Participant's Individual Account - The Participant's Individual Account is credited with the participant's contributions (including rollovers) and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

  The participant determines both the amount deferred and the percentage of the investment contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

  Vesting - Participants are always 100% vested in their individual accounts and in the earnings received thereon.

  Payments of Benefits - On termination of service, age 59 1/2, death, or retirement, a participant may elect to receive either a cash distribution for all or part of the value of his/her account, GM Class E common stock (for any amount so invested), or a non-transferable annuity contract purchased on his/her behalf from an insurance company. A participant may elect to receive periodic payments in monthly, quarterly, or semiannual installments or elect to have all or part of his/her account rolled over to another qualified plan or to an individual retirement account.

  Loans - Upon written application of a participant, the Plan Administrator may direct the Trustees to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated elective contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant may not exceed $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. Effective July 1, 1991, the Plan was amended to allow no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. At December 31, 1995 and 1994, the interest rate on new loans was eight and three-quarters percent (8.75%) and eight and one half percent (8.50%), respectively.

  Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements


2.  Summary of Significant Accounting Policies
    ------------------------------------------

  Investments - The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value. (See Note 4) The average cost method is used to calculate gains and losses on the sale of investments.

  Purchases and sales of the GM Class E common stock are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

  Investment Income - Income from investments is recorded as it is earned.

  Benefits - Benefits are recorded when paid.

3.  Plan Termination
    ----------------

  While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

4.  Investments
    -----------

  The Trustees of the Plan hold the investments of the Plan in trust on behalf of the participants. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

  In September 1994, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which provides guidance on how those plans should report investment contracts issued by insurance companies, banks, thrift institutions and others. This SOP is effective for the December 31, 1995 financial statements. In accordance with SOP 94-4, funds with insurance companies at December 31, 1995 are recorded at contract value (which approximates fair value at December 31, 1995) as reported to the Plan by the insurance companies. Funds with insurance companies at December 31, 1994 are recorded at contract value as reported to the Plan by the insurance companies. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less Plan withdrawals.

  The Plan also invests in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

  The average yield for all investment contracts in the aggregate was 6.59% and 6.54% in 1995 and 1994, respectively. The crediting interest rate ranged from 5.50% to 8.60% in 1995 and 4.66% to 9.45% in 1994.

  The following table presents the fair value/contract value of the Plan's investments at December 31, 1995 and 1994. Investments that represent five percent (5.00%) or more of the Plan's net assets are separately identified.

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements


                                                               1995                                            1994
                                               ---------------------------------------       ---------------------------------------
                                                  Number of              Fair value/               Number            Fair value/
                                                  shares or               contract                of shares            contract
                                                    units                   value                  or units              value
                                               ------------------   ------------------       ------------------   ------------------
Income Fund*                                                   --       $  212,107,338                       --         $200,430,721
Executive Life Fund                                            --            9,639,617                       --            9,639,617
GM Class E Stock Fund (cost of
    $204,271,128 in 1995
    and $146,435,039 in 1994)*                          7,102,264          369,323,652                6,085,363          235,048,771
Vanguard Wellington (cost of
    $218,913,526 in 1995 and
    $179,545,217 in 1994)*                             11,009,088          268,949,863                9,422,570          182,701,125
Vanguard U.S. (cost of
    $64,687,595 in 1995 and
    $33,907,306 in 1994)*                               3,874,189           78,837,077                2,288,766           35,086,396
Vanguard International (cost of
    $60,321,752 in 1995 and
    $53,273,034 in 1994)*                               4,575,645           68,723,890                4,192,061           56,298,491
Vanguard Quantitative (cost of
    $57,824,780 in 1995 and
    $37,322,130 in 1994)*                               3,338,663           66,606,017                2,280,702           35,487,178
Vanguard Explorer Fund (cost of
    $9,136,925 in 1995)                                   182,492            9,115,455                       --                   --
Vanguard Bond Index Fund (cost of
    $2,038,782 in 1995)                                   205,977            2,088,611                       --                   --
Vanguard Money Market                                  44,487,074           44,487,074               43,400,377           43,400,377
MCorp Stock Fund (cost of
    $705,054 in 1994)                                          --                   --                    7,802                3,984
Loan Fund (14,450 and 13,137 loans in
    1995 and 1994, respectively, loans
    outstanding from $24 to $44,907
    and $1 to $47,554 in 1995 and 1994,
    respectively, with interest rates from
    6.0% to 11.5% in 1995 and 1994)                            --           50,487,025                       --           42,197,276
                                                                        --------------                                  ------------
                                                                        $1,180,365,619                                  $840,293,936
                                                                        ==============                                  ============


*  Represents 5% or more of Plan assets.


  On April 1, 1991, the Plan received $1.8 million for interest accrued from inception to March 31, 1991 on the group annuity contract with Executive Life Insurance Company (Executive Life). On April 11, 1991, the California State Board of Insurance placed Executive Life into conservatorship due to Executive Life's financial condition. Accordingly, the balances in the Executive Life Fund as of December 31, 1995 and 1994, do not include accrued interest since the month Executive Life was placed into conservatorship. The California Superior Court approved the purchase of Executive Life by a French investment group headed by Altus Finance and Mutuelle Assurance des Artisanale de France. The new company is called Aurora National Life Assurance Company. The recoverability of this investment will depend on the outcome of pending litigation, the priority in which claims and benefits are paid, and any recovery available through the various State Guaranty Funds. While a loss from this investment is possible, the amount of such loss cannot be reasonably estimated and, accordingly, no provision for loss has been recorded as of December 31, 1995 or 1994.

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements


    To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes at fair value and as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest or security prices, the Vanguard Quantitative Portfolios may utilize futures contracts to a limited extent. The Fund receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

5.  Related Party Transactions
    --------------------------

    As stated previously, the GM Class E Stock Fund consists of GM Class E common stock and a small amount of cash invested in a money market account. Additionally, all Vanguard funds consist of investments in various Vanguard managed mutual funds.

6.  Income Tax Status
    -----------------

    The Internal Revenue Service has determined and informed the Company by a letter dated February 13, 1986, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986 (Code). The Plan was amended and restated since receiving the determination letter. The Plan filed for a new determination letter on November 30, 1994 and received a favorable determination letter dated July 18, 1995. Therefore, no provision for income taxes has been included in the accompanying financial statements. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.  Subsequent Event
    ----------------

    On June 7, 1996, GM effected a split-off (the "Split-Off") of the Company. As a result of the Split-Off, (i) the Company became an independent, publicly held company with approximately 485 million shares of Common Stock outstanding and listed for trading on the NYSE and the London Stock Exchange and (ii) each outstanding share of Class E common stock of GM was converted into one share of Common Stock of the Company. The plan was amended to allow investments in the EDS Stock Fund.

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements

  8.    Allocation of Changes in Plan Assets and Liabilities to Investment
        ------------------------------------------------------------------
        Programs
        --------

        The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1995:

                                                                                                                      Vanguard
                                                                                Vanguard       Vanguard U.S.        International
                                    Income      Executive       GM Class E     Wellington          Growth          Growth Portfolio
                                    Fund        Life Fund       Stock Fund        Fund         Portfolio Fund            Fund
                                 ----------    -----------    -------------   ------------   -----------------    ------------------

Additions to net assets
     attributed to
     investment income:
       Net appreciation
         in fair value
         of investments        $         --     $       --    $ 91,511,885    $ 50,325,130      $14,758,792           $  6,861,986

       Interest                  13,587,807             --              --              --               --                     --
       Dividends                         --             --       3,474,780      12,903,831        3,160,628              1,804,840
                               ------------     ----------    ------------    ------------      -----------           ------------
     Total                       13,587,807             --      94,986,665      63,228,961       17,919,420              8,666,826

Employee contributions           26,293,999             --      32,339,022      35,620,964       17,908,625             17,544,236
Net assets transferred
     from other plans                 1,530             --              --              --               --                     --
                               ------------     ----------    ------------    ------------      -----------           ------------
     Total additions             39,883,336             --     127,325,687      98,849,925       35,828,045             26,211,062

Deductions from net
     assets attributed to
     withdrawals                 (7,480,394)            --      (8,253,271)     (8,296,763)      (2,978,555)            (3,047,708)
Interfund transfers             (20,726,325)            --      15,202,465      (4,304,424)      10,901,191            (10,737,955)
                               ------------     ----------    ------------    ------------      -----------           ------------
     Net increase                11,676,617             --     134,274,881      86,248,738       43,750,681             12,425,399

Net assets available for
     benefits at:
     Beginning of year          200,430,721      9,639,617     235,048,771     182,701,125       35,086,396             56,298,491
                               ------------     ----------    ------------    ------------      -----------           ------------
      End of year              $212,107,338     $9,639,617    $369,323,652    $268,949,863      $78,837,077            $68,723,890
                               ============     ==========    ============    ============      ===========           ============

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements

                              Vanguard                       Vanguard       Vanguard Money
                             Quantitive        Vanguard        Bond        Market Reserves-      MCorp
                           Portfolios Fund   Explorer Fund  Index Fund   Prime Portfolio Fund  Stock Fund  Loan Fund      Total
                           ---------------   -------------  ----------   --------------------  ----------  ---------  -------------

Additions to net assets
     attributed to
     investment income:
       Net appreciation
         in fair value of
         investments         $11,394,963      $   40,749   $   48,263       $        --       $   123   $        --  $  174,941,891
       Interest                       --              --           --         2,535,632            --     3,373,733      19,497,172
       Dividends               3,584,163         668,402       40,864                --            --            --      25,637,508
                             -----------      ----------   ----------       -----------       -------   -----------  --------------
     Total                    14,979,126         709,151       89,127         2,535,632           123     3,373,733     220,076,571

Employee contributions        13,807,791       1,626,397      291,964         8,036,321            --            --     153,469,319
Net assets transferred
     from other plans                 --              --           --         3,805,612            --       137,967       3,945,109
                             -----------      ----------   ----------       -----------       -------   -----------  --------------
     Total additions          28,786,917       2,335,548      381,091        14,377,565           123     3,511,700     377,490,999

Deductions from net
     assets attributed to
     withdrawals              (2,381,391)       (131,964)      (4,056)       (3,544,238)       (1,218)   (1,299,758)    (37,419,316)
Interfund transfers            4,713,313       6,911,871    1,711,576        (9,746,630)       (2,889)    6,077,807              --
                             -----------      ----------   ----------       -----------       -------   -----------  --------------
     Net increase
         (decrease)           31,118,839       9,115,455    2,088,611         1,086,697        (3,984)    8,289,749     340,071,683

Net assets available for
     benefits at:
     Beginning of year        35,487,178              --           --        43,400,377         3,984    42,197,276     840,293,936
                             -----------      ----------   ----------       -----------       -------   -----------  --------------
     End of year             $66,606,017      $9,115,455   $2,088,611       $44,487,074       $    --   $50,487,025  $1,180,365,619
                             ===========      ==========   ==========       ===========       =======   ===========  ==============

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements

  8. Allocation of Changes in Plan Assets and Liabilities to Investment Programs (concluded)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1994:

                                                                                                                     Vanguard
                                                                              Vanguard        Vanguard U.S.       International
                                              Executive       GM Class E     Wellington          Growth               Growth
                           Income Fund        Life Fund       Stock Fund        Fund          Portfolio Fund      Portfolio Fund
                         ---------------    -------------  --------------- --------------    -----------------  ------------------
Additions to net assets
  attributed to
  investment income:
   Net appreciation
    (depreciation) in fair
      value of investments $         --         $       --   $ 55,220,915   $ (9,047,592)       $   728,713         $  (997,875)


     Interest                12,344,192                 --             --             --                 --              --
     Dividends                       --                 --      2,877,575      8,034,944            400,242             733,618
                           ------------         ----------   ------------   ------------        -----------         -----------

     Total                   12,344,192                 --     58,098,490     (1,012,648)         1,128,955            (264,257)


Employee contributions       24,501,497                 --     23,255,597     31,187,647          9,499,321          15,068,636

Net assets transferred
     from other plans             4,388                 --          9,015          6,731              1,461               1,461
                           ------------         ----------   ------------   ------------        -----------         -----------
     Total additions         36,850,077                 --     81,363,102     30,181,730         10,629,737          14,805,840


Deductions from net
     assets attributed to
     withdrawals            (10,359,148)                --     (7,739,365)    (7,944,903)        (1,730,614)         (2,512,413)


Interfund transfers          (3,349,543)                --    (14,968,582)    (6,778,895)         2,989,140          10,537,474
                           ------------         ----------   ------------   ------------        -----------         -----------

     Net increase            23,141,386                 --     58,655,155     15,457,932         11,888,263          22,830,901


Net assets available for
     benefits at:
     Beginning of year      177,289,335          9,639,617    176,393,616    167,243,193         23,198,133          33,467,590
                           ------------         ----------   ------------   ------------        -----------         -----------

     End of year           $200,430,721         $9,639,617   $235,048,771   $182,701,125        $35,086,396         $56,298,491
                           ============         ==========   ============   ============        ===========         ===========


                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements

                                                      Vanguard Money
                                       Vanguard      Market Reserves-
                                      Quantitive           Prime           MCorp
                                   Portfolios Fund    Portfolio Fund    Stock Fund    Loan Fund        Total
                                   ----------------  -----------------  -----------  ------------  ---------------
Additions to net assets
attributed to
investment income:
       Net appreciation
         (depreciation) in fair
          value of investments         ($1,753,125)       $        --       $   84   $        --      $ 44,151,120
     Interest                                   --            831,192           --     2,456,872        15,632,256
     Dividends                           1,563,946                 --           --            --        13,610,325
                                      ------------        -----------       ------   -----------      ------------
     Total                                (189,179)           831,192           84     2,456,872        73,393,701

Employee contributions                  10,169,218          4,143,093           --            --       117,825,009
Net assets transferred
     from other plans                           --         21,656,233           --     1,300,193        22,979,482
                                      ------------        -----------       ------   -----------      ------------
     Total additions                     9,980,039         26,630,518           84     3,757,065       214,198,192

Deductions from net
     assets attributed to
     withdrawals                        (1,781,718)        (3,040,480)        (167)   (1,331,639)      (36,440,447)
Interfund transfers                       (279,006)         7,441,053           --     4,408,359                --
                                      ------------        -----------       ------   -----------      ------------
     Net increase
         (decrease)                      7,919,315         31,031,091          (83)    6,833,785       177,757,745

Net assets available for
     benefits at:
     Beginning of year                  27,567,863         12,369,286        4,067    35,363,491       662,536,191
                                      ------------        -----------       ------   -----------      ------------
     End of year                      $ 35,487,178        $43,400,377       $3,984   $42,197,276      $840,293,936
                                      ============        ===========       ======   ===========      ============



                         EDS DEFERRED COMPENSATION PLAN
            Line 27a-Schedule of Assets Held for Investment Purposes
                               December 31, 1995

                           Description of Investment
                           -------------------------

                                                                              Number of
     Identity of Party           Maturity Date        Rate of Interest      Shares or Units       Cost          Current Value
- ---------------------------      -------------        ----------------      ---------------    ------------     -------------
Income Fund:
   Synthetic investment
    contracts:
     Bankers Trust
       #93-621 (1)                    -                     5.50%                 --           $28,898,253        $29,339,127
       #94-791 (1)                    -                     7.84%                 --            16,154,558         17,207,948
     Rabobank                         -                     6.14%                 --            15,246,278         15,608,529
     State Street Bank                -                     5.60%                 --            10,013,663         10,072,594
     Union Bank of
      Switzerland
        #2081                         -                     6.65%                 --            27,258,821         28,622,499
        #2107                         -                     6.58%                 --            15,660,065         16,290,558
     Wrap agreements                                       Various                                 234,156         (3,675,461)
   Other investment
    contracts:
     Canada Life                  12/31/96                  7.32%                 --            11,800,631         11,800,631
     Continental Nat'l.
       Assurance Company
       #12817-6                    3/31/97                  5.60%                 --             6,595,419          6,595,419
       #12817-016                 12/15/97                  6.65%                 --            12,237,766         12,237,766
   Hartford Life Ins. Co.          6/30/96                  8.60%                 --             9,249,031          9,249,031
   John Hancock Mutual
       Life Insurance Co.          6/30/99                  6.98%                 --            16,537,874         16,537,874
   Principal Financial
    Group
       #4-5639-1                  12/15/97                  6.50%                 --             9,137,899          9,137,899
       #4-5639-2                   9/15/96                  6.25%                 --             6,027,111          6,027,111
   Prudential Asset Mgmt.
    Grp.
       #7347-211                   5/15/96                  6.53%                 --             5,665,529          5,665,529
       #7347-212                   9/15/97                  5.52%                 --             8,931,970          8,931,970
   Vanguard Money Market
       Reserves - Prime
       Portfolio (no                  -                       --                  --            12,458,314         12,458,314
        guaranteed rate)(2)                                                                   ------------       ------------
Total Income Fund                                                                             $212,107,338       $212,107,338

  (1)  The interest rate will be adjusted quarterly.
  (2)  The interest rate was 5.46% at December 31, 1995.
  See accompanying independent auditors' report.

                         EDS DEFERRED COMPENSATION PLAN

                           Description of Investment
                           -------------------------

                                                  Rate of           Number of
    Identity of Party        Maturity Date        Interest       Shares or Units        Cost           Current
- ---------------------------  --------------  -----------------  -----------------  --------------  --------------
Executive Life Fund (see
 Note 4)                           --                --                       --   $    9,639,617  $    9,639,617

GM Class E Stock Fund (3)          --                --                7,102,264      204,271,128     369,323,652

Vanguard Wellington Fund (3)       --                --               11,009,088      218,913,526     268,949,863

Vanguard U.S. Growth
 Portfolio (3)                     --                --                3,874,189       64,687,595      78,837,077

Vanguard International
 Growth Portfolio (3)              --                --                4,575,645       60,321,752      68,723,890

Vanguard Quantitive
 Portfolios (3)                    --                --                3,338,663       57,824,780      66,606,017

Vanguard Explorer Fund (3)         --                --                  182,492        9,136,925       9,115,455

Vanguard Bond Index Fund (3)       --                --                  205,977        2,038,782       2,088,611

Vanguard Money Market
    Reserves - Prime
     Portfolio (3)                 --                --               44,487,074       44,487,074      44,487,074

Loan Fund                          --            6.0% to 11.5%                --       50,487,025      50,487,025
                                                                                     ------------  --------------
          Total Assets Held for                                                      $933,915,542  $1,180,365,619
          Investment Purposes                                                        ============  ==============

(3)  Parties In Interest

  See accompanying independent auditors' report.

                        EDS DEFERRED COMPENSATION PLAN
                Line 27d - Schedule of Reportable Transactions
                     For the Year Ended December 31, 1995

   Identity of
     Party                                                Number of          Purchase                                 Lease
   Involved              Description of Asset            Transactions          Price           Selling Price          Rental
- ---------------    --------------------------------     ----------------   -------------     -----------------      -----------
  EDS                Company Stock Fund:
                      GM Class E Stock Fund
                       (General Motors Corp. Class E
                        Common Stock)                          252         $209,717,475       $          --           $  --

                      GM Class E Stock Fund
                       (General Motors Corp. Class E
                        Common Stock)                          252                   --         166,635,528              --

  Various            Fixed Principal Investment Fund:
                      Income Fund                              255           63,118,101                  --              --
                      Income Fund                              252                   --          51,195,380              --

                     Mutual Funds:

  Vanguard           Vanguard Wellington Fund
                      (Stock and Bond Fund)                    252           73,080,141                  --              --
                     Vanguard Wellington Fund
                      (Stock and Bond Fund)                    252                   --          37,084,736              --

  Vanguard           Vanguard Money Market
                     Reserves-
                      Prime Portfolio                          255          141,596,755                  --              --
                      (Money Market Fund)
                     Vanguard Money Market
                     Reserves-
                       Prime Portfolio                         252                   --         142,205,933              --
                       (Money Market Fund)

  Vanguard           Vanguard U.S. Growth
                       Portfolio (Stock Fund)                  252           45,344,865                  --              --
                     Vanguard U.S. Growth
                       Portfolio (Stock Fund)                  252                   --          16,348,725              --

  Vanguard           Vanguard International Growth
                       Portfolio (Stock Fund)                  252           36,637,533                  --              --
                     Vanguard International Growth
                       Portfolio (Stock Fund)                  252                  --           31,067,873              --

See accompanying independent auditors' report.

                        EDS DEFERRED COMPENSATION PLAN


                                                           Expense                            Current Value
                                                           Incurred                            of Asset on          Net Gain
Identity of Party                                            with             Cost of          Transaction              or
   Involved              Description of Asset            Transaction           Asset               Date               (Loss)
- ---------------    --------------------------------     ----------------   --------------    -----------------      -----------
 EDS                Company Stock Fund:
                       GM Class E Stock Fund
                       (GM Class E Common Stock)               $--           $209,717,475    $209,717,475           $        --

                       GM Class E Stock Fund
                       (GM Class E Common Stock)                --            151,554,468     166,635,528            15,081,060

 Various            Fixed Principal Investment Fund:
                       Income Fund                              --             63,118,101      63,118,101                    --
                       Income Fund                              --             51,195,380      51,195,380                    --

                    Mutual Funds:

 Vanguard           Vanguard Wellington Fund
                      (Stock and Bond Fund)                     --             73,080,141      73,080,141                    --
                    Vanguard Wellington Fund                    --             33,639,671      37,084,736             3,445,065
                      (Stock and Bond Fund)

 Vanguard           Vanguard Money Market Reserves-
                      Prime Portfolio                           --            141,596,755     141,596,755                    --
                      (Money Market Fund)
                    Vanguard Money Market Reserves-
                      Prime Portfolio                           --            142,205,933     142,205,933                    --
                      (Money Market Fund)

 Vanguard           Vanguard U.S. Growth
                      Portfolio (Stock Fund)                    --             45,344,865      45,344,865                    --
                    Vanguard U.S. Growth
                      Portfolio (Stock Fund)                    --             14,562,607      16,348,725             1,786,118

 Vanguard           Vanguard International Growth
                      Portfolio (Stock Fund)                    --             36,637,533      36,637,533                    --
                    Vanguard International Growth
                      Portfolio (Stock Fund)                    --             29,583,979      31,067,873             1,483,894

See accompanying independent auditors' report.